FEE RULE

FORM 13-502F1
ANNUAL PARTICIPATION FEE FOR REPORTING ISSUERS

Reporting Issuer Name:	Metallica Resources Inc.

Participation Fee for the Financial Year Ending:	December 31, 2002

Complete Only One of 1, 2 or 3:

1. Class 1 Reporting Issuers (Canadian Issuers — Listed in Canada and/or the U.S.)

Market value of equity securities:
Total number of equity securities of a class or series outstanding at the end of the issuer’s most recent financial year		32,449,167

Simple average of the closing price of that class or series as of the last trading day of each of the months of the financial year (under paragraph 2.5(a)(ii)(A) or (B) of the Rule)	X	1.4392

Market value of class or series	=	46,700,841

			46,700,841

(Repeat the above calculation for each class or series of equity securities of the reporting issuer that are listed and posted for trading, or quoted on a marketplace in Canada or the United States of America at the end of the financial year)
			-0-

Market value of corporate debt or preferred shares of Reporting Issuer or Subsidiary Entity referred to in Paragraph 2.5(b)(ii):			-0-

[Provide details of how determination was made.]
(Repeat for each class or series of corporate debt or preferred shares)			-0-

Total Capitalization (add market value of all classes and series of equity securities and market value of debt and preferred shares) (A) + (B) =			46,700,841

Total fee payable in accordance with Appendix A of the Rule			2,500

Reduced fee for new Reporting Issuers (see section 2.8 of the Rule)

Total Fee Payable x Number of months remaining in financial year year or elapsed since most recent financial year 12
Late Fee, if applicable (please include the calculation pursuant to section 2.9 of the Rule)

2. Class 2 Reporting Issuers (Other Canadian Issuers)

Financial Statement Values (use stated values from the audited financial statements of the reporting issuer as at its most recent audited year end):
Retained earnings or deficit

Contributed surplus

Share capital or owners’ equity, options, warrants and preferred shares (whether such shares are classified as debt or equity for financial reporting purposes)

Long term debt (including the current portion)

Capital leases (including the current portion)

Minority or non-controlling interest

Items classified on the balance sheet between current liabilities and shareholders’ equity (and not otherwise listed above)

Any other item forming part of shareholders’ equity and not set out specifically above

Total Capitalization

Total Fee payable pursuant to Appendix A of the Rule

Reduced fee for new Reporting Issuers (see section 2.8 of the Rule)
Total Fee Payable x Number of months remaining in financial year year or elapsed since most recent financial year 12

Late Fee, if applicable (please include the calculation pursuant to section 2.9 of the Rule)

3. Class 3 Reporting Issuers (Foreign Issuers)

Market value of securities:
If the issuer has debt or equity securities listed or traded on a marketplace located anywhere in the world (see paragraph 2.7(a) of the Rule):
Total number of the equity or debt securities outstanding at the end of the reporting issuer’s most recent financial year

Simple average of the published closing market price of that class or series of equity or debt securities as of the last trading day of each of the months of the financial year on the marketplace on which the highest volume of the class or series of securities were traded in that financial year
X

Percentage of the class registered in the name of, or held beneficially by, an Ontario person	X

(Repeat the above calculation for each class or series of equity or debt securities of the reporting issuer)	=

Capitalization (add market value of all classes and series of securities)

Or, if the issuer has no debt or equity securities listed or traded on a marketplace located anywhere in the world (see paragraph 2.7(b) of the Rule):
Financial Statement Values (use stated values from the audited financial statements of the reporting issuer as at its most recent audited year end):
Retained earnings or deficit

Contributed surplus

Share capital or owners’ equity, options, warrants and preferred shares (whether such shares are classified as debt or equity for financial reporting purposes)

Long term debt (including the current portion)

Capital leases (including the current portion)

Minority or non-controlling interest

Items classified on the balance sheet between current liabilities and shareholders’ equity (and not otherwise listed above)

Any other item forming part of shareholders’ equity and not set out specifically above

Percentage of the outstanding equity securities registered in the name of, or held beneficially by, an Ontario person	X

Capitalization

Total Fee payable pursuant to Appendix A of the Rule

Reduced fee for new Reporting Issuers (see section 2.8 of the Rule)

Total Fee Payable x Number of months remaining in financial year year or elapsed since most recent financial year 12

Late Fee, if applicable (please include the calculation pursuant to section 2.9 of the Rule)

Notes and Instructions

1.	This participation fee is payable by reporting issuers other than investment funds that do not have an unregistered investment fund manager.

2.	The capitalization of income trusts or investment funds that have no investment fund manager, which are listed or posting for trading, or quoted on, a marketplace in either or both of Canada or the U.S. should be determined with reference to the formula for Class 1 Reporting Issuers. The capitalization of any other investment fund that has no investment fund manager should be determined with reference to the formula for Class 2 Reporting Issuers.

3.	All monetary figures should be expressed in Canadian dollars and rounded to the nearest thousand. Closing market prices for securities of Class 1 and Class 3 Reporting Issuers should be converted to Canadian dollars at the [daily noon] in effect at the end of the issuer’s last financial year, if applicable.

4.	A reporting issuer shall pay the appropriate participation fee no later than the date on which it is required to file its annual financial statements.

5.	The number of listed securities and published market closing prices of such listed securities of a reporting issuer may be based upon the information made available by a marketplace upon which securities of the reporting issuer trade, unless the issuer has knowledge that such information is inaccurate and the issuer has knowledge of the correct information.

6.	Where the securities of a class or series of a Class 1 Reporting Issuer have traded on more than one marketplace in Canada, the published closing market prices shall be those on the marketplace upon which the highest volume of the class or series of securities were traded in that financial year. If none of the class or series of securities were traded on a marketplace in Canada, reference should be made to the marketplace in the United States on which the highest volume of that class or series were traded.

7.	Where the securities of a class or series of securities of a Class 3 Reporting Issuer are listed on more than one exchange, the published closing market prices shall be those on the marketplace on which the highest volume of the class or series of securities were traded in the relevant financial year.